Exhibit 5.1

November 20, 2017

Teleflex Incorporated

550 East Swedesford Road

Suite 400

Wayne, PA 19087

Ladies and Gentlemen:

We have acted as counsel to Teleflex Incorporated, a Delaware corporation (the “Company”), and the Guarantors listed on Schedule I hereto (the “Guarantors”) in connection with the Registration Statement on Form S-3 (File No. 333-211276) as amended by Post-Effective Amendment No.1 thereto (the “Registration Statement”) filed by the Company and the Guarantors with the Securities and Exchange Commission (the “Commission”) under the Securities Act of 1933, as amended, relating to the issuance by the Company of $500,000,000 aggregate principal amount of 4.625% Senior Notes due 2027 (the “Notes”) and the issuance by the Guarantors of guarantees (the “Guarantees”) with respect to the Notes pursuant to the Underwriting Agreement, dated November 16, 2017, among the Company, the Guarantors and the several underwriters named therein (the “Underwriting Agreement”). The Notes and the Guarantees will be issued under the Indenture, dated May 16, 2016, between the Company and Wells Fargo Bank, National Association, as Trustee (the “Trustee”) (the “Base Indenture”), as supplemented by the Fourth Supplemental Indenture relating to the Notes and the Guarantees, dated November 20, 2017, among the Company, the Guarantors and the Trustee (the “Fourth Supplemental Indenture” and, together with the Base Indenture, the “Indenture”).

We have examined the Registration Statement, the Base Indenture, which has been filed with the Commission as an exhibit to the Registration Statement, the Fourth Supplemental Indenture, which is being filed concurrently with the Commission as an exhibit to the Company’s Current Report on Form 8-K filed on November 20, 2017, duplicates of the global note representing the Notes, the Guarantees (whose terms are set forth in the Indenture) and the Underwriting Agreement. We also have examined the originals, or duplicates or certified or conformed copies, of such records, agreements, documents and other instruments and have made such other investigations as we have deemed relevant and necessary in connection with the opinions hereinafter set forth. As to questions of fact material to this opinion, we have relied upon certificates or comparable documents of public officials and of officers and representatives of the Company and the Guarantors.

In rendering the opinions set forth below, we have assumed the genuineness of all signatures, the legal capacity of natural persons, the authenticity of all documents submitted to us as originals, the conformity to original documents of all documents submitted to us as duplicates or certified or conformed copies, and the authenticity of the originals of such latter documents. We also have assumed that: (1) the Indenture is the valid and legally binding obligation of the Trustee; (2) each of Arrow International, Inc., a Pennsylvania corporation (the “Pennsylvania Guarantor”), Wolfe-Tory Medical, Inc., a Utah corporation (the “Utah Guarantor”), Vascular Solutions LLC, a Minnesota limited liability company (the “Minnesota Guarantor”) and Teleflex Urology Limited, a private limited company incorporated under the laws of Ireland (the “Ireland Guarantor”) is validly existing and in good standing under the law of the jurisdiction in which it is organized and has duly authorized, executed, issued and delivered the Indenture (including the Guarantees therein) in accordance with its organizational documents and the laws of the jurisdiction in which it is organized; (3) the execution, delivery, issuance and performance by each of the Pennsylvania Guarantor, the Utah Guarantor, the Minnesota Guarantor and the Ireland Guarantor of the Indenture (including the Guarantees therein) will not violate the law of the jurisdiction in which it is organized or any other jurisdiction (except no such assumption is made with respect to federal law of the United States or the law of the State of New York); and (4) the execution, delivery, issuance and performance by each of the Pennsylvania Guarantor, the Utah Guarantor, the Minnesota Guarantor and the Ireland Guarantor of the Indenture (including the Guarantees therein) does not constitute a breach or default under any agreement or instrument which is binding upon the Company or any such Guarantor.

Based upon the foregoing, and subject to the qualifications, assumptions and limitations stated herein, we are of the opinion that:

1. The Notes have been duly authorized, executed, issued and delivered by the Company, and upon payment and delivery in accordance with the Underwriting Agreement and otherwise in accordance with the provisions of the Indenture, the Notes will constitute valid and legally binding obligations of the Company enforceable against the Company in accordance with their terms.

2. The Guarantees have been duly authorized and issued by the Schedule I Guarantors, assuming due authentication of the Notes by the Trustee and upon payment for and delivery of the Notes in accordance with the Underwriting Agreement, the Guarantees will constitute valid and legally binding obligations of the Guarantors enforceable against the Guarantors in accordance with their terms and entitled to the benefits of the Indenture.

Our opinions set forth above are subject to the effects of (i) bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and other similar laws relating to or affecting creditors’ rights generally, (ii) general equitable principles (whether considered in a proceeding in equity or at law) and (iii) an implied covenant of good faith and fair dealing.

We do not express any opinion herein concerning any law other than the law of the State of New York, the federal law of the United States, the Delaware General Corporation Law (including the statutory provisions, all applicable provisions of the Delaware Constitution and reported judicial decisions interpreting the foregoing), the Delaware Limited Liability Company Act and the General Corporation Law of the State of California (“California General Corporation

Law”). We understand that, with respect to all matters of law other than the State of New York, the federal law of the United States, the Delaware General Corporation Law, the Delaware Limited Liability Company Act and the California General Corporation Law, you are relying on the opinions of A&L Goodbody, Dorsey & Whitney LLP, Ballard Spahr LLP and James J. Leyden, Vice President, General Counsel and Secretary of the Company, in each case dated the date hereof and filed as Exhibits 5.5, 5.4, 5.3 and 5.2, respectively, to the Current Report on Form 8-K of the Company filed with the Commission in connection with the closing of the offering of the Notes.

We hereby consent to the filing of this opinion letter as Exhibit 5.1 to the Company’s Current Report on Form 8-K dated November 20, 2017 and to the use of our name under the caption “Legal matters” included in the prospectus included in the Registration Statement, as supplemented by the prospectus supplement dated November 16, 2017.

Very truly yours,

/s/ Simpson Thacher & Bartlett LLP

SIMPSON THACHER & BARTLETT LLP

SCHEDULE I

GUARANTORS

Entity	Jurisdiction of Formation
Airfoil Technologies International-Ohio, Inc.	DE
Arrow International Investment Corp.	DE
Arrow Interventional, Inc.	DE
Hotspur Technologies, Inc.	DE
NeoTract, Inc.	DE
Technology Holding Company II	DE
Technology Holding Company III	DE
Teleflex Medical Incorporated	CA
Teleflex Urology Limited	Ireland
TFX Equities Incorporated	DE
TFX International Corporation	DE
TFX Medical Wire Products, Inc.	DE
TFX North America Inc.	DE
Vascular Solutions LLC	MN
VasoNova, Inc.	DE
Vidacare LLC	DE
Arrow International, Inc.	PA
Wolfe-Tory Medical, Inc.	UT